April 28, 2008

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia  23233
Attention:  Philip J. Schoonover

Dear Phil:

As you are aware, funds managed by HBK Capital Management beneficially own approximately 9% of the issued and outstanding common stock of Circuit City Stores, Inc. ("Circuit City" or the "Company"). HBK's funds also beneficially own approximately 8% of the class A common stock of Blockbuster Inc. ("Blockbuster") and approximately 5% of the class B common stock of Blockbuster. Since the public announcement of Blockbuster's proposal to acquire Circuit City, we have analyzed the indicated transaction extensively and we have concluded that the combination of the two companies would create significant value for all shareholders.

We are disappointed by the announcement on April 14, 2008 that Circuit City's Board will not allow a bona fide bidder interested in acquiring Circuit City to perform due diligence. We believe that Blockbuster should be allowed to perform due diligence for the purpose of making a bid for Circuit City.

While we can understand the Board's desire to become comfortable with how Blockbuster would specifically finance this transaction, this offer should be taken seriously and Circuit City should immediately provide access to due diligence information and commence good-faith negotiations for the following reasons:

          o We believe that over $300 million per year in increased EBITDA could be realized following an acquisition by maximizing cost savings between Circuit City and Blockbuster;

          o Blockbuster is not a competitor of Circuit City so providing such information poses no competitive threat. Even if a transaction is not consummated and Blockbuster enters the Consumer Electronics business, we see little downside to Circuit City's business by allowing Blockbuster to conduct full due diligence. Certainly, the upside to shareholders of a possible deal greatly outweighs the risks;

          o    Blockbuster's Board fully supports the offer;

          o Cooperating with Blockbuster's request to perform "a very short due diligence process immediately" is necessary to answer the very transaction financing questions the Company has cited in its effort to thwart Blockbuster;

          o Blockbuster could raise a significant portion of the financing from Circuit City's own balance sheet, including, but not limited to, excess cash on hand, a multi-


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               million dollar tax refund due to the Company this summer and proceeds from a potential sale of the Company's international InterTAN subsidiary;

          o We believe a majority of Circuit City's shareholders would be in favor of a transaction that provides liquidity at a meaningful premium to the Company's current share price;

          o James Keyes, Blockbuster's Chairman and CEO, stated in a letter to you that the Blockbuster offer is "conditioned upon timely commencement of the due diligence process," and has subsequently indicated to the media that Blockbuster is unlikely to pursue a hostile bid for Circuit City; and

          o If Blockbuster withdraws its offer because of a lack of cooperation by Circuit City's Board, we believe Circuit City shareholders will be immediately and substantially damaged.

For the reasons discussed above, we urge the Board to quickly allow Blockbuster access to due diligence materials and to actively engage in negotiations with Blockbuster so they can make a definitive proposal. We understand that Carl Icahn, or an affiliate, would finance the transaction. HBK might also be prepared to provide financing for such a transaction, as we are very optimistic about the future prospects of a combined company.

In closing, while we believe that an acquisition at a substantial premium to today's share price is in the best interest of Circuit City's shareholders, there also may be other parties interested in acquiring Circuit City or entering into a material transaction with Circuit City that may provide even greater value to shareholders. As a result, we urge the Board to take the necessary steps to create a competitive bidding process in order to maximize shareholder value.


Sincerely,




HBK Capital Management





Cc:      Circuit City Board Members